

OFFERING MEMORANDUM

facilitated by



Soturi Fitness and Nutrition

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Soturi Fitness and Nutrition
State of Organization	CA
Date of Formation	01/07/2017
Entity Type	Limited Liability Company
Street Address	1180 Randol Ave, San Jose CA, 95126
Website Address	https://forestandflour.com/

(B) Directors and Officers of the Company

Key Person	Yu Ling MarkDavis
Position with the Company Title First Year	Founder 2017
Other business experience (last three years)	*Owner at Soturi Kitchen (Founded 2017):* • 15 years in food & beverage, both front and back of the house • Precision Nutrition Coach, Functional Sports Nutrition • Herbalist & Plant Medicine

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Yu Ling MarkDavis	75%

(D) The Company's Business and Business Plan

Overview

Forest & Flour offers healthy, gluten-free and dairy-free foods that are made with earth-grown ingredients. We currently operate and connect with our community at local farmers' markets. We have experienced a growing demand for our food and now our cafe space is already under construction. We are excited and looking forward to opening our (new) doors in July 2022.

Once in the cafe, our production and efficiency will increase up to 500%!!!

Forest & Flour started as a Cottage Food Operation (aka home base food business), within the first 6 months we generated $58,000, and in 2021 our revenue grew 400% compared to year one. Imagine the possibility a commercial kitchen and cafe bring (ohhhh we are so excited)!

Thank you for considering investing to help us pay for construction and equipment!

The Opportunity

By investing in Forest & Flour, you will support a business that is providing safe and healthy food for people that have allergies and sensitivities.

- Proven Demand - We've already identified a loyal customer base in San Francisco, San Jose, Los Gatos, and surrounding areas via our farmers' market vending channel since May 2019.

- Competitive Advantage - We are one of the only local allergen-friendly food services that incorporate exclusively natural sweeteners, traditional medicines, and whole foods to help people heal their bodies and reconnect to the earth.

- Experienced Founders - Growing up with the need to feed herself, our founder, Sway, along with her curiosity, gained the skill of cooking. That passion became her work in the food and beverage industry for 20 years beginning at the age of 14. During those 20 years, she has held positions as a bartender, server, cocktail waitress, host, dishwasher, and line cook. She worked in local bars and grills, fancy country clubs, fresh modern Mexican restaurants, renowned Jazz clubs, and famous celebrity chef restaurants like Alan Wong and Bourbon Steak. Her partner, Damian, is a graduate of the Professional Culinary Program and the International Baking & Pastry Program at the Florida Culinary Institute. He held a sous chef position at the award-winning Daniellas Restaurant that focused on the current food trend called "Farm to Table." For the past 2 and an half decades, Damian has overseen kitchens for companies like Hilton Hotel Corporation, Starwood Hotel and Resorts, Eatzi's Bakery, The Cheesecake Factory, and Puesto.

In anticipation of branching out of our little home kitchen operation and putting on a big girl skirt (into a commercial kitchen and a brick and mortar).

We decided that the name Soturi Kitchen did not fit into our vision for the growth of this company and in some cases, may even hinder our potential. So in January of 2021, we decided to rebrand to Forest & Flour, a name that is rooted in respect of mother earth and her teachings and a play on words of both flower and flour, the latter as one of the main ingredients we use in the kitchen.

Our Second Campaign

The funds raised from the second campaign will be used to cover additional construction expenses. The additional expense occurred due to 14 months of lease negotiation and county permit issuance.

Business Overview

Forest & Flour, the brainchild of healthfood expert Sway Soturi, and professional chef Damian Mark with one ultimate goal: providing the people of the Bay Area with healthy, allergen-free meals without sacrificing any flavor. Attending farmers' markets since May of 2019, the Forest & Flour team has seen the exploding demand for "Farm to Table" restaurants and hopes to fill a much needed gap in the food industry.

The Team

Sway Soturi,

Born and raised in Taiwan, Sway grew up in a one-parent "home." As a result, she often moved from relatives to relatives because her working mother was, well, working. It is fair to say that she had to take up cooking to ensure a full belly at the end of the day. The one person that influenced the most in her cooking is her aunt, who was her primary caretaker for many years. Aunty would make delicious whole fish, brothy chicken soups, and simple healthy veggies for this (then) young swimmer.

It wasn't after Sway moved to NYC did she realize how small her view on the world of food was. She indulged in pizza, oysters, falafels, and much much more. It was then she decided that it's in the kitchen where she wanted to learn and work.

In 2009 Sway became a mom and a mission was created - to raise a young man who understands the importance of eating healthy for his body and exercise to condition the mind to explore this wondrous world. Along this path, she became a certified personal trainer, a nutrition coach, and a yoga teacher. Sway continues to hone her skills in the hopes to contribute to her community.

So how the heck did Soturi Kitchen happen? Around 2012, unusual health conditions prompted her to experiment with a diet that is gluten and dairy free. Today, Sway is happy to share her creations with you and wishes that you will also benefit from these small offerings.

Damian Mark,

Forged from the stars, Damian was delivered to a world that didn't deserve him from Valhalla in 1976.

Immediately recognized as a force to be reckoned with, Damian excelled at everything put before him. Sports, science, and arts. Damian had everything (except friends) in this world. His earth parents, Patty and David valued the ideals of hard work and free spirits. They lived on a remote farm and taught Damian the importance of self sustenance and the relationship between congestions to the earth and our food. Traveling taught a love of culture and interests in all art forms around the world. Exciting cuisines and different flavors showed young Damian that there is more to this world than the food you see in front of you, and that it too, can be exciting and different, even with the same ingredients.

Damian's love for food was always present and after everything, that became his chosen profession. After his first kitchen job he decided that he wanted to know more, he wanted to know it all. First he enrolled in the culinary arts program at Florida Culinary Institute and finished both the culinary arts and the international baking and pastry program. Damian then moved to Gainesville and got a job as the sous chef at the University of Florida Hotel under Ivy Award winner Michael McBride. Influenced heavily by Charlie Trotter, he moved Midwest and earned a coveted internship with Chef Trotter.

After some time working in and visiting some of the best restaurants around the globe, Damian spent the next few years working in hotel establishments. Eventually an opportunity landed him in Honolulu.

Once in Hawai'i, the life of outdoors took hold. He spent time to explore the island, running and biking returned as great fun activities. Unfortunately, his great memories of surfing in Florida were replaced with the harsh reality that he just wasn't very good at it, so hiking and swimming became the thing. Luckily he met a great (beginner) surfer and even better swimmer in Sway. Damian loved (loves) her passion for food and wanted her to share his passion for the outdoors. He shared his expertise in cooking techniques that she didn't have experience with and took her camping. Sway shared her passions with Damian as well, but sadly he still lacks even a basic understanding or concept of fashion and civility.

Damian has a strong desire to share his knowledge and skills. In Ratatouille they showed anyone can cook, but it still ended with an unrealistic image that cooking is an innate skill. Cooking is a skill that can be learned and taught. It is dinner with your family; it is an excitement for new or fresh produce; it is a skill to be passed on. And Damian's biggest passion is passing it on to as many people as he possibly can!

P.S. Damian is also the Chef de Cusine @ Puesto in Santa Clara. Please say hi sometime!

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 5 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	September 9, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$75,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Construction Expenses	$35,000	$52,500
Operating Capital	$12,000	$18,000
Mainvest Compensation	$3,000	$4,500
TOTAL	$50,000	$75,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.9 - 2.8%[2]
Payment Deadline	2029-03-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 X 1.25 X
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	2.48%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.9% and a maximum rate of 2.8% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	1.9%
$56,250	2.1%
$62,500	2.3%
$68,750	2.6%
$75,000	2.8%

[3] To reward early participation, the investors who contribute the first $20,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $20,000.0 has been raised in the offering will receive a 1.25x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Yu Ling MarkDavis	75%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Mainvest Revenue Share Note	$32,900	%	01/01/2027	1.2% of revenue until 1.6x payback multiple is achieved.
Working Solutions	$36,641	5%	01/01/2026	
SBA Eidl	$77,518	3.75%	06/10/2050	

(Q) Other Offerings of Securities within the Last Three Years

April 2020 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $33,450 Please refer to the company's Form C/U dated May 28th, 2021 for additional disclosures

January 2022 Simple agreement for future equity (SAFE Note) for $50,000.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Forest & Flour has been operating since May of 2019 and has since achieved the following milestones:

- Going from 2 farmers' markets to currently 4 (year-round) and 6 (summer) markets.

- Achieved revenue of $59,000 in 2019, which then grew to $173,000 in 2020. All with two small home ovens.

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt

As of 4/27/2022, Forest & Flour has debt of about $106,000 outstanding. This debt is sourced primarily from Working Solutions to start our small business, SBA EIDL to support us during the pandemic and the first round raised on Mainvest and will be senior to any investment raised on Mainvest. In addition to the Forest and Flour's outstanding debt and the debt raised on Mainvest, Forest & Flour may require additional funds from alternate sources at a later date.

Forecasted milestones

Forest & Flour forecasts the following milestones:

- Secured lease in Fremont, CA in May of 2021

- Construction finished in June of 2022

- Soft opening by June 30th 2022

- Grand opening in August 2022

- Hire for the following positions by September 2022 [general manager and baker]

- Expand farmer's market presence by 25% by 2024

- Our products in 5 stores by end of 2022

- Meal service by June 2023

- Create a baking/cooking program to support skill-building within the local legal system and create job opportunities by end of 2024

- Achieve $500,000 in revenue by end of 2022

- Achieve $1,000,000 in revenue by end of 2023

- Achieve $250,000 profit by 2025

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$429,150	$516,280	$777,285	$886,920	$962,754
Cost of Goods Sold					
Gross Profit	$429,150	$516,280	$777,285	$886,920	$962,754
EXPENSES					
Operating Expenses	$437,901	$429,476	$518,526	$578,783	$633,483
Operating Profit	$-8,751	$86,804	$258,759	$308,137	$329,271

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$128,307.73	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$145,085.00	$0
Long-term Debt	$0	$0
Revenues/Sales	$217,949.00	$172,241.00
Cost of Goods Sold	$68,553.00	$54,750.00
Taxes Paid	$0	$0
Net Income	$-32,497.00	$-15,588.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V